Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

April 29, 2009

VIA EDGAR

Sonia Barros

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Apple REIT Nine, Inc.

Post Effective Amendment No. 3 to Form S-11

Filed April 17, 2009

File No. 333-147414

Dear Ms. Barros:

We are responding on behalf of our client, Apple REIT Nine, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, Chief Executive Officer, dated April 27, 2009. We thank you and other members of the staff for the prompt and helpful processing of the Company’s filing, for responding to our telephone calls, and for receiving and reviewing this response letter.

This letter repeats the comments from your letter of April 27, 2009, together with responses on behalf of the Company.

Sticker Supplement to Supplement No. 12 dated April 17, 2009

Status of the Offering, page S-3

1.	We note your disclosure regarding distributions since initial capitalization through December 31, 2008 and that during this period distributions totaled approximately $13 million and cash generated from operations was approximately $3.3 million. Please additionally disclose distributions in a table that identifies distributions paid for the past four quarters. Please disclose the source of your distributions, specifying the amount paid from offering proceeds, the amount paid from cash flow from operations and the amount paid from other sources, and describe any such other sources. Additionally, the table should include any amounts reinvested.

April 29, 2009

Thank you for the comment. The requested additional disclosure will be made on page S-3 in an amended and restated version of supplement no. 12 to the Company’s prospectus, which will be provided to all prospective investors in the Company and which will be filed pursuant to SEC Rule 424(b). For your convenience, this letter contains changed pages from amended and restated supplement no. 12 marked against the originally filed version of supplement no. 12.

Summary Overview, page S-6

Source of Funds and Related Party Payments, page S-6

2.	We note your disclosure regarding total advisory fees and reimbursable expenses incurred by you for the year ended December 31, 2008. Additionally, please provide tabular disclosure of the aggregate compensation paid to date to your advisor and its affiliates as well as any other party to whom compensation was paid as described on page 42 of the prospectus dated April 25, 2008 under the heading “Compensation.” Please also disclose aggregate fees accrued but not yet paid, if any. The disclosure should break out the fees by type, such as offering fees, acquisition fees, operating fees and disposition fees.

The requested additional disclosure will be made on page S-8 in an amended and restated version of supplement no. 12 to the Company’s prospectus, which will be provided to all prospective investors in the Company and which will be filed pursuant to SEC Rule 424(b). As noted above, this letter contains changed pages from amended and restated supplement no. 12 marked against the originally filed version of supplement no. 12.

As indicated in your letter dated April 27, 2009, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision.

A letter requesting acceleration of the effective date of the referenced Post Effective Amendment and containing the acknowledgements referred to in your letter dated April 27, 2009 is included with this letter.

We thank the staff very much for its prompt attention to the Company’s filing and for its ongoing assistance in processing this filing.

Any questions concerning this letter may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

April 29, 2009

cc:	Philip L. Rothenberg (SEC)
Glade M. Knight
David S. McKenney
David P. Buckley
Bryan F. Peer

AMENDED AND RESTATED

SUPPLEMENT NO. 12 DATED APRIL ~~17,~~30, 2009

TO PROSPECTUS DATED APRIL 25, 2008

APPLE REIT NINE, INC.

The following information supplements the prospectus of Apple REIT Nine, Inc. dated April 25, 2008 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus and this Amended and Restated Supplement No. 12 (which is cumulative and replaces all prior Supplements).

TABLE OF CONTENTS

Status of the Offering	S – 3
Incorporation by Reference	S – 5
Summary Overview	S – 7
Potential Acquisitions	S – 13
Summary of Contracts for Our Properties	S – 14
Financial and Operating Information for Our Properties	S – 17
Management	S – 21
Selected Financial Data	S – 27
Management’s Discussion and Analysis of Financial Condition and Results of Operations	S – 28
Experts	S – 40
Experience of Prior Programs	S – 42
Index to Financial Statements	F – 1

Certain forward-looking statements are included in the prospectus and this supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on May 14, 2008. We are continuing the offering at $11 per unit in accordance with the prospectus. We registered to sell a total of 182,251,082 units. As of March 26, 2009, 129,280,956 units remain unsold. We will offer units until April 25, 2010, unless the offering is extended, provided that the offering will be terminated if all of the units are sold before then.

As of March 26, 2009, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$ 90,000,000
$11.00	43,446,316	$477,909,480	$430,118,532

Total	52,970,126	$577,909,480	$520,118,532

Our distributions since the initial capitalization through December 31, 2008 totaled approximately $13.0 million of which approximately $8.4 million was used to purchase additional units under the Company’s best-efforts offering. Thus the net cash distributions were $4.6 million. Our distributions were paid at a monthly rate of $0.073334 per common share beginning in June 2008. For the same period our net cash generated from operations, from our Consolidated Statement of Cash Flows included with our audited financial statements, was approximately $3.3 million. We funded $3.3 million of the net $4.6 million distributions in 2008 with net cash from operating activities. The remaining $1.3 million of the net $4.6 million distributions in 2008 was funded with offering proceeds (assuming we had no other receipts, borrowings or disbursements). During the initial phase of our operations, we may, due to the inherent delay between raising capital and investing that same capital in income producing real estate, have a portion of our distributions funded from offering proceeds. Our objective in setting a distribution rate is to project a rate taking into account acquisitions and capital improvements, ramp up of new properties and varying economic cycles, that will provide consistency over the life of the program. We anticipate that we may need to utilize debt, offering proceeds and cash from operations to meet this objective. We do evaluate the distribution rate on an ongoing basis and may make changes if we feel the rate is not appropriate based on available cash resources. The following table summarizes distributions made in each quarter of 2008:

Quarter 1	$—
Quarter 2	893,000
Quarter 3	4,788,000
Quarter 4	7,331,000

Total	$13,012,000

Due to the inherent delay between raising capital and investing that same capital in income producing real estate, we have had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations has been funded from proceeds from the offering of units, and this portion of distributions is expected to be treated as a return of capital for federal income tax purposes. In May, 2008, our Board of Directors established a policy for an annualized dividend rate of $0.88 per common share, payable in monthly distributions. We intend to continue paying dividends on a monthly basis, consistent with the annualized dividend rate established by our Board of Directors. Our Board of Directors, upon the recommendation of the Audit Committee, may amend or establish a new annualized dividend rate. Since a portion of distributions has to date been funded with proceeds from the offering of units, our ability to maintain our current intended rate of distributions will be based on our ability to fully invest our offering proceeds and thereby increase our cash generated from operations. Since there can be no assurance of our ability to acquire properties that provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate.

For the year ended December 31, 2008, as stated in Note 1 to our consolidated financial statements for that period, 58% of distributions made to investors represented a return of capital and the remaining 42% represented ordinary income. Proceeds of the offering which are distributed are not available for investment in properties. See “Risk Factors—”—”We may be unable to make distributions to our shareholders,” on page 28 of the prospectus, and “Our distributions to our shareholders may not be sourced from operating cash flow but from offering proceeds or indebtedness and this will decrease our distributions in the future,” on page 29 of the prospectus.

In connection with our offering of units, the suitability standards for purchasers in the State of California require that each California purchaser must certify that (i) he has annual gross income of at least $75,000 with a net worth (exclusive of home, home furnishings and automobiles) of at least $150,000, or a net worth (exclusive of home, home furnishings and automobiles) of at least $250,000; and (ii) units purchased do not exceed 10% of his net worth (exclusive of home, home furnishings and automobiles).

The exemption from registration provided under Section 25104(h) of the California Corporations Code will not be available for resales of units purchased in this offering.

We have entered into a property acquisition and disposition agreement with Apple Suites Realty Group, Inc. to acquire and dispose of our real estate assets. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services.

We have entered into an advisory agreement with Apple Nine Advisors, Inc. to manage us and our assets. An annual fee ranging from 0.1% to 0.25% of total equity proceeds received by us in addition to certain reimbursable expenses will be payable for these services. Apple Nine Advisors, Inc. has entered into an agreement with Apple REIT Six, Inc. to provide certain management services to us. We will reimburse Apple Nine Advisors, Inc. for the cost of the services provided by Apple REIT Six, Inc. Apple Nine Advisors, Inc. in turn will pay Apple REIT Six, Inc. for the cost of the services provided by Apple REIT Six, Inc. Total advisory fees and reimbursable expenses incurred by the Company under the advisory agreement are included in general and administrative expenses and totaled approximately $766,000 for the year ended December 31, 2008. Apple Nine Advisors, Inc. is owned by Glade M. Knight, who is also the Chairman and Chief Executive Officer of Apple REIT Six, Inc.

David Lerner Associates, Inc., Apple Suites Realty Group, Inc. and Apple Nine Advisors, Inc. earned the compensation and expense reimbursements shown below in connection with their services during the year ended December 31, 2008 relating to our offering phase, acquisition phase and operations phase.

David Lerner Associates, Inc. is not related to Apple Suites Realty Group, Inc. or Apple Nine Advisors, Inc.

As described on page 42 of the prospectus under the heading “Compensation” and as shown below, we pay certain fees and expenses as they are incurred, while others accrue and will be paid in future periods, subject in some cases to the achievement of performance criteria. We did not incur any amounts in connection with our disposition phase during the year ended December 31, 2008.

Year Ended December 31, 2008

	Incurred	Paid	Accrued
Offering Phase
Selling commissions paid to David Lerner Associates, Inc. in connection with the offering	$33,479,250	$33,479,250	$—
Marketing Expense Allowance paid to David Lerner Associates, Inc. in connection with the offering	11,159,750	11,159,750	—

	44,639,000	44,639,000

Acquisition Phase
Acquisition Commission paid to Apple Suites Realty Group, Inc.	6,824,000	5,476,000	1,348,000
Operations Phase
Asset management fee paid to Apple Nine Advisors, Inc.	171,000	171,000	—
Reimbursement of costs paid to Apple Nine Advisors, Inc.	595,000	595,000	—

APPLE REIT NINE, INC.

814 East Main Street

Richmond, Virginia 23219

April 29, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Sonia Barros, Special Counsel

Re:	Apple REIT Nine, Inc.
File No. 333-147414

Ladies and Gentlemen:

Apple REIT Nine, Inc. (the “Company”) requests acceleration of the effective date of its Post Effective Amendment No. 3 to Form S-11, Registration No. 333-147414, to April 30, 2009, at 10:00 a.m., or as soon thereafter as practicable.

The Company hereby acknowledges the following:

•	should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely,

APPLE REIT NINE, INC.

By:	/s/ Bryan Peery
Bryan Peery
Chief Financial Officer